UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2023

(Report No. 2)

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On January 24, 2023, Brenmiller Energy Ltd. (the “Company”), convened a Special General Meeting of Shareholders (the “Meeting”). Only shareholders of record as of the close of business on December 27, 2022, the record date for the Meeting, were entitled to vote at the Meeting.

The Meeting was called for the following purposes:

Proposal No. 1	To approve an investment through a private placement by certain investors (the “Investors”), part of whom are existing shareholders of the Company, in accordance with definitive private placement agreements with the Investors on November 29, 2022 and December 6, 2022.

Proposal No. 2	To approve an investment through a private placement by Mr. Avraham Brenmiller, the controlling shareholder of the Company and the Company’s Chief Executive Officer and Chairman of the Board of Directors.

Proposal No. 3	To approve an amendment to the Company’s compensation policy for its officers and directors.

Proposal No. 4	To approve a grant of equity-based compensation in exchange for accrued and unpaid employee’s salary to Mr. Avraham Brenmiller.

At the Meeting, a quorum was present and the Company’s shareholders approved all agenda items, including Proposal No. 2, 3 and 4, which required approval by a special majority of the votes cast, as required under the Israeli Companies Law, 5959-1999.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: January 25, 2023	By:	/s/ Avraham Brenmiller
		Name:	Avraham Brenmiller
		Title:	Chief Executive Officer

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